SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2005

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

18/F, Two Harbourfront

22 Tak Fung Street

Hunghom, Kowloon

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☑            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Press release dated May 3, 2005 regarding the registrant’s proposal to take Hutchison Global Communications Holdings Limited private.

1.2	Announcement dated May 3, 2005 regarding the registrant’s proposal to take Hutchison Global Communications Holdings Limited private.

1.3	Press release dated May 3, 2005 regarding New York Stock Exchange trading halt.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2005

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Chan Ting Yu
Chan Ting Yu
Executive Director

Exhibit 1.1

Hutchison Telecom moves to take Hutchison Global Communications private

Hutchison Telecom launches offer that allows other HGCH shareholders to swap into Hutchison Telecom shares or take cash

HONG KONG, 3 May 2005 – Hutchison Telecommunications International Limited (“Hutchison Telecom” or “the Company”; SEHK:2332, NYSE: HTX) announced today a proposal to take Hutchison Global Communications Holdings Limited (“HGCH”; SEHK: 757) private.

Under the proposal, Hutchison Telecom would acquire and cancel all of the shares it does not already hold in HGCH, through a scheme of arrangement.

HGCH shareholders would have the option to either:

•	exchange 21 HGCH shares for two shares in Hutchison Telecom, valuing HGCH shares at HK$0.705 cents each based on Hutchison Telecom shares’ last traded price in Hong Kong of HK$7.40; or

•	receive HK$0.65 in cash for each HGCH share.

The share offer represents, based on Hutchison Telecom’s last traded price of HK$7.40:

•	a 48% premium to HGCH’s last traded price of HK$0.475;

•	a 60% premium to HGCH’s closing price of HK$0.440 on Friday, 22 April, the second to last day before trading in HGCH shares was suspended; and

•	a 57% premium to the average closing price of around HK$0.45 over the one-month period from 29 March 2005 to 25 April 2005.

The cash offer represents:

•	a 37% premium over HGCH’s last traded price of HK$0.475; and

•	a 48% premium to HGCH’s closing price of HK$0.440 on Friday, 22 April, the second to last day before trading in HGCH shares was suspended.

Mr Dennis Lui, Chief Executive Officer of Hutchison Telecom, said:

“This transaction is an important step in our evolution as we drive our strategy. It will create a simplified Hutchison Telecom group structure and increase operational and financing flexibility in the Company’s Hong Kong businesses.”

Mr Tim Pennington, Chief Financial Officer of Hutchison Telecom, said:

“This proposal represents a full and fair offer to HGCH securities holders. It will allow HGCH shareholders to swap into a larger, more diverse telecoms group while keeping an exposure to the HGCH business. Alternatively, HGCH shareholders can elect for a cash alternative at an attractive premium to recent trading prices.”

1

The benefits of the transaction include:

•	Allowing HGCH investors to swap into shares of Hutchison Telecom, a larger and more diversified company, whilst maintaining an exposure to the HGCH business

•	As an alternative, giving HGCH shareholders the opportunity to take cash at an attractive premium to recent HGCH share trading levels

•	Simplifying the Hutchison Telecom group structure with a single listed telecom company in Hong Kong

•	Giving greater financing flexibility to the group

•	Enhancing operational flexibility and allowing for closer integration amongst the group’s businesses

The offer is subject to a number of conditions, including the approval of HGCH’s independent minority shareholders. If these conditions are met, HGCH will become a wholly owned subsidiary of Hutchison Telecom and will be delisted from the Stock Exchange of Hong Kong.

ABN AMRO is acting as financial advisor to Hutchison Telecom for the transaction.

Trading in shares of HGCH and Hutchison Telecom was suspended on 26 April 2005 and today, respectively, and will resume tomorrow.

For further information, please contact:

Bruce Shu	Jasmine Yap
Citigate Dewe Rogerson	Citigate Dewe Rogerson
Work +852 2533 4607	Work +852 2533 4641
Mobile +852 9132 2906	Mobile +852 9325 3363
E-mail bruce.shu@citigatedr-hk.com	E-mail jasmine.yap@citigatedr-hk.com

Notes to editors:

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (Hutchison Telecom) is a leading global provider of telecommunications services, currently serving nine markets around the world.

Hutchison Telecom currently operates mobile and fixed telecommunications services in Hong Kong and mobile services also in Macau, India, Israel, Thailand, Paraguay, Sri Lanka and Ghana, with Vietnam intending to commence service in late 2005. It was the first provider of 3G mobile services in Hong Kong, where it also provides broadband and fixed-line telecommunications services. Hutchison Telecom operates common brands across its business including “Hutch”, “3” and “Orange”. It is a listed company whose American depositary shares are quoted on the New York Stock Exchange under the ticker “HTX” and shares are listed on the Hong Kong Stock Exchange under the stock code “2332”.

A subsidiary of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is dedicated to providing superior telecommunications services in markets with high growth potential. For more information, please visit www.htil.com.

2

Hutchison Global Communications Holdings Limited

Hutchison Global Communications Holdings Limited (HGCH and HGCH group means HGCH and its subsidiaries) is one of Hong Kong’s leading providers of fixed telecommunications and IT solutions services. HGCH group offers premium services using the largest fibre-to-the-building telecommunications network in Hong Kong and an extensive global telecommunications network. HGCH group has four core businesses - fixed network services, data centre operations, powerline-broadband service and IT solutions, managed by flagship companies include Hutchison Global Communications Limited, Hutchison GlobalCentre Limited, PowerCom Network Hong Kong Limited and Vanda group of companies (Vanda Group) respectively.

HGCH is listed on the main board of the Stock Exchange of Hong Kong under the stock code “0757”. It is a member of the Hutchison Telecommunications International group of companies.

For more information about HGCH, please visit www.hgch.com.hk.

Disclaimer:

This press release is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities. In particular, this press release is not an offer of securities for sale in Hong Kong, the United States, or elsewhere. The shares of Hutchison Telecom to be issued pursuant to the transaction contemplated herein have not been, and will not be, registered with the U.S. Securities and Exchange Commission, and securities may not be offered or sold in the United States absent registration or an exemption from registration.

Forward-looking statements:

This press release contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

3

Exhibit 1.2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities. In particular, this announcement is not an offer of securities for sale in Hong Kong, the United States, or elsewhere. Securities may not be offered or sold in the United States absent registration or an exemption from registration. The ordinary shares of Hutchison Telecommunications International Limited contemplated to be delivered in the proposed privatisation have not been, and will not be, registered with the United States Securities and Exchange Commission, and securities may not be offered or sold in the United States absent registration or exemption from registration.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about Hutchison Telecommunications International Limited’s and Hutchison Global Communications Holdings Limited’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore readers should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and neither Hutchison Telecommunications International Limited nor Hutchison Global Communications Holdings Limited undertakes any obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. Hutchison Telecommunications International Limited and Hutchison Global Communications Holdings Limited caution readers that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from Hutchison Telecommunications International Limited’s forward-looking statements can be found in Hutchison Telecommunications International Limited’s filings with the United States Securities and Exchange Commission.

JOINT ANNOUNCEMENT

PROPOSED PRIVATISATION OF

HUTCHISON GLOBAL COMMUNICATIONS HOLDINGS LIMITED

BY WAY OF A SCHEME OF ARRANGEMENT

UNDER SECTION 99 OF THE COMPANIES ACT

AT THE CANCELLATION CONSIDERATION OF 2 HTIL SHARES FOR EVERY 21 SCHEME SHARES VALUING

EACH SCHEME SHARE AT HK$0.7048 OR CASH OF HK$0.65 PER SCHEME SHARE

POSSIBLE DISCLOSEABLE TRANSACTION AND CONNECTED TRANSACTION FOR

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

Financial adviser to Hutchison Telecommunications International Limited

ABN AMRO Asia Corporate Finance Limited

The Proposal

The respective boards of directors of HTIL and HGCH wish to announce that on 29 April 2005, HTIL requested the HGCH Directors to put forward a proposal to the Scheme Shareholders regarding a proposed privatisation of HGCH by way of a scheme of arrangement under Section 99 of the Companies Act. HTIL is the controlling shareholder of HGCH which currently indirectly holds through its wholly owned subsidiaries approximately 52.53% of the entire issued share capital of HGCH. Assuming the HTI(C) Convertible Bond and all of the Outstanding HGCH Share Options have been exercised, HTIL currently indirectly holds through its wholly owned subsidiaries approximately 67.25% interest in HGCH on a fully diluted equity basis.

The Proposal, if made, will provide that all Scheme Shares will be cancelled in exchange either:

(a)	for every 21 Scheme Shares, 2 HTIL Shares valuing each HGCH Share at HK$0.7048; or

(b)	for each Scheme Share, HK$0.65 in cash.

The Share Alternative, valuing at HK$0.7048 per HGCH Share, has been determined with reference to the closing price of HK$0.475 per HGCH Share on the HGCH Last Trading Day and the closing price of HK$7.40 per HTIL Share on 29 April 2005, being the trading day immediately prior to the Announcement Date.

The Scheme Shareholders may elect either the Share Alternative or the Cash Alternative as the form of Cancellation Consideration in respect of their holdings of the Scheme Shares. HTIL will not revise the terms of the Proposal as set out above.

Following the effective date of the Scheme, the listing of the HGCH Shares on the Stock Exchange will be withdrawn, and HGCH will become a wholly owned subsidiary of HTIL. The Proposal is conditional upon the fulfilment or waiver, as applicable, of the conditions described in the section entitled “Conditions of the Proposal” below. All conditions will have to be fulfilled or waived, as applicable, on or before 31 October 2005 (or such later date as HTIL and HGCH may agree or as the Supreme Court of Bermuda may direct), otherwise the Scheme will lapse.

As at the Announcement Date, the Scheme Shareholders were interested in 3,277,087,168 HGCH Shares, representing approximately 47.47% of the entire issued share capital of HGCH and there were Outstanding HGCH Share Options granted under the HGCH Share Option Scheme. Pursuant to the rules of the HGCH Share Option Scheme, if the Proposal is made, holders of the Outstanding HGCH Share Options shall, notwithstanding any other terms on which these options were granted, be entitled to exercise (to the extent not already exercised) such options at any time thereafter and up to the Record Date for entitlements under the Scheme. HTIL will make an appropriate offer to the holders of the Outstanding HGCH Share Options in accordance with the Takeovers Code.

A total of approximately 312,103,540 HTIL Shares, representing approximately 6.94% of the existing issued share capital of HTIL, or approximately 6.49% of the enlarged issued share capital of HTIL, shall be allotted and issued under the Proposal assuming the HWL Vendor Share Arrangement is not utilised, none of the Outstanding HGCH Share Options has been exercised prior to the Record Date and all Scheme Shareholders elect for the Share Alternative under the Proposal. Alternatively, a total of approximately 322,855,921 HTIL Shares, representing approximately 7.17% of the existing issued share capital of HTIL, or approximately 6.69% of the enlarged issued share capital of HTIL, shall be allotted and issued under the Proposal assuming the HWL Vendor Share Arrangement is not utilised, all of the Outstanding HGCH Share Options have been exercised prior to the Record Date and all Scheme Shareholders elect for the Share Alternative under the Proposal.

The amount of cash required for the Proposal is (a) approximately HK$2,130,106,659 assuming none of the Outstanding HGCH Share Options has been exercised prior to the Record Date and all Scheme Shareholders elect for the Cash Alternative under the Proposal; or (b) approximately HK$2,203,491,659 assuming all of the Outstanding HGCH Share Options have been exercised prior to the Record Date and all Scheme Shareholders elect for the Cash Alternative under the Proposal.

Whether the election of the Cancellation Consideration is in a form of the Share Alternative or the Cash Alternative, the implementation of the Proposal is not expected to have a material financial impact on HTIL. ABN AMRO, the financial adviser to HTIL, is satisfied that sufficient financial resources are available to HTIL for the implementation of the Proposal.

As at the Announcement Date, save and except for the Outstanding HGCH Share Options and the HTI(C) Convertible Bond, there were no outstanding warrants, derivatives or convertible securities issued by HGCH. HTI(C) has unconditionally and irrevocably agreed to waive any entitlements it may have under the HTI(C) Convertible Bond in respect of the Proposal.

Despatch of the Scheme Document

HGCH will send to the HGCH Shareholders a Scheme Document containing, among other things, further details about the Proposal and the Scheme, the expected timetable, an explanatory statement as required under the Companies Act, the recommendation of the HGCH Independent Board Committee, a letter of advice from the HGCH independent financial adviser, a notice of the Court Meeting and a notice of a special general meeting of HGCH as soon as practicable and in compliance with the requirements of the Takeovers Code.

Shareholders and/or potential investors in HGCH and HTIL should be aware that the making of the Proposal and the implementation of the Proposal are subject to the conditions set out below being fulfilled or waived, as applicable, and thus the Proposal may or may not become effective. They are advised to exercise caution when dealing in the HGCH Shares and the HTIL securities.

Withdrawal of listing of the HGCH Shares

The HGCH Directors intend that the listing of the HGCH Shares on the Stock Exchange will be withdrawn if the Scheme is implemented and will be maintained in the event the Scheme is not approved or lapses.

Possible discloseable transaction and connected transaction for HTIL

The Proposal constitutes a possible discloseable transaction for HTIL under the Listing Rules. A circular providing details of the Proposal will be despatched to the HTIL Shareholders in accordance with the relevant requirements of the Listing Rules.

Following the Scheme becoming effective and to the extent that there are any Connected Scheme Shareholders, satisfaction of the Cancellation Consideration by HTIL in favour of such Connected Scheme Shareholder will constitute a connected transaction for HTIL under the Listing Rules. To the extent that any such Connected Scheme Shareholder shall elect the Share Alternative as the form of Cancellation Consideration in respect of its holding of the Scheme Shares, HTIL will procure the HWL Vendor to transfer such number of its holding of HTIL Shares in issue as to satisfy the election and will in return assume an indebtedness owing to the HWL Vendor in the amount of the value of the Share Alternative satisfied on HTIL’s behalf. The provision of any such financial assistance from the HWL Vendor will be on an unsecured basis and on normal commercial terms. HTIL shall comply with any disclosure and other requirements applicable under the Listing Rules in relation to any such connected transaction.

Suspension and resumption of trading in the HGCH Shares, the HTIL Shares and ADSs

At the request of HGCH, trading in the HGCH Shares on the Stock Exchange was suspended from 9:30 a.m. on 26 April 2005 (Hong Kong time) pending the issue of this announcement. Application has been made by HGCH to the Stock Exchange for resumption of trading in the HGCH Shares with effect from 9:30 a.m. on 4 May 2005.

At the request of HTIL, trading in the HTIL Shares on the Stock Exchange was suspended from 9:30 a.m. on 3 May 2005 (Hong Kong time) and trading in the HTIL ADSs on the New York Stock Exchange, Inc. was suspended from 9:30 a.m. on 3 May 2005 (New York time) pending the issue of this announcement. Application has been made by HTIL to the Stock Exchange for resumption of trading in the HTIL Shares with effect from 9:30 a.m. on 4 May 2005 and trading in the HTIL ADSs is expected to resume with effect from 9:30 a.m. on 4 May 2005 (New York time).

INTRODUCTION

On 29 April 2005, HTIL, the controlling shareholder of HGCH, requested the HGCH Directors to put forward a proposal to the Scheme Shareholders regarding a proposed privatisation of HGCH by way of a scheme of arrangement under Section 99 of the Companies Act involving the cancellation of all the Scheme Shares.

TERMS OF THE PROPOSAL

The Proposal, if made, will provide that all Scheme Shares will be cancelled and, in consideration thereof, each Scheme Shareholder will be entitled to receive either:

(a)	for every 21 Scheme Shares, 2 HTIL Shares valuing each HGCH Share at HK$0.7048 (the “Share Alternative”); or

(b)	for each Scheme Share, HK$0.65 in cash (the “Cash Alternative”).

The Share Alternative, valuing at HK$0.7048 per HGCH Share, has been determined with reference to the closing price of HK$0.475 per HGCH Share on the HGCH Last Trading Day and the closing price of HK$7.40 per HTIL Share on 29 April 2005, being the trading day immediately prior to the Announcement Date.

The aggregate value of the Cancellation Consideration under the Cash Alternative is approximately HK$2.130 billion and, assuming full exercise of all the Outstanding HGCH Share Options prior to the Record Date, approximately HK$2.203 billion.

The aggregate value of the Cancellation Consideration under the Share Alternative is approximately HK$2.310 billion and, assuming full exercise of all the Outstanding HGCH Share Options prior to the Record Date, approximately HK$2.389 billion.

The Scheme Shareholders may elect either the Share Alternative or the Cash Alternative as the form of Cancellation Consideration in respect of their holdings of the Scheme Shares. HTIL will not revise the terms of the Proposal as set out above.

As at the Announcement Date, there were 6,903,975,961 HGCH Shares in issue and the Scheme Shareholders were interested in 3,277,087,168 HGCH Shares, representing approximately 47.47% of the entire issued share capital of HGCH. Out of such 3,277,087,168 HGCH Shares, 2,705,731,333 are held by HGCH Independent Shareholders and 571,355,835 HGCH Shares are held by HGCH Shareholders who are not HGCH Independent Shareholders. In addition, there were 112,900,000 Outstanding HGCH Share Options granted under the HGCH Share Option Scheme, of which 25,000,000 are held by HGCH Directors and the remaining are held by employees of HGCH. Pursuant to the rules of the HGCH Share Option Scheme, if the Proposal is made, holders of the Outstanding HGCH Share Options shall, notwithstanding any other terms on which these options were granted, be entitled to exercise (to the extent not already exercised) such options up to the Record Date for entitlements under the Scheme. HTIL will make an appropriate offer to the holders of the Outstanding HGCH Share Options in accordance with the Takeovers Code.

A total of approximately 312,103,540 HTIL Shares, representing approximately 6.94% of the existing issued share capital of HTIL, or approximately 6.49% of the enlarged issued share capital of HTIL, shall be allotted and issued under the Proposal assuming the HWL Vendor Share Arrangement is not utilised, none of the Outstanding HGCH Share Options has been exercised prior to the Record Date and all Scheme Shareholders elect for the Share Alternative under the Proposal. Alternatively, a total of approximately 322,855,921 HTIL Shares, representing approximately 7.17% of the existing issued share capital of HTIL, or approximately 6.69% of the enlarged issued share capital of HTIL, shall be allotted and issued under the Proposal assuming the HWL Vendor Share Arrangement is not utilised, all of the Outstanding HGCH Share Options have been exercised prior to the Record Date and all Scheme Shareholders elect for the Share Alternative under the Proposal.

Fractions of HTIL Shares less than a board lot will not be issued to the Scheme Shareholders. Fractional entitlements to the HTIL Shares will be aggregated and sold in the market with the proceeds distributed pro rata to the Scheme Shareholders entitled to them. However, individual entitlements of less than HK$100 will not be paid to the Scheme Shareholders but will be retained for the benefit of the HTIL Group.

The HTIL Shares to be issued pursuant to the Proposal will be issued and credited as fully paid up and will rank pari passu with the existing HTIL Shares at the date of issue and are expected to be allotted and issued at HK$7.40 per HTIL Share under the general mandate to be granted to the HTIL Directors at the annual general meeting of HTIL convened to be held on 5 May 2005. An application will be made to the Stock Exchange for the listing of, and permission to deal in, HTIL Shares to be issued in satisfaction of the Share Alternative of the Cancellation Consideration. The HTIL Shares to be issued in satisfaction of the Share Alternative will not be registered with the United States Securities and Exchange Commission and may not be offered or sold in the United States absent registration or exemption from registration.

The cash consideration of HK$0.65 per Scheme Share under the Cash Alternative of the Cancellation Consideration represents:

*	a premium of approximately 36.84% over the closing price of HK$0.475 per HGCH Share as quoted on the Stock Exchange on the HGCH Last Trading Day;

*	a premium of approximately 44.61% over the average closing price of approximately HK$0.449 per HGCH Share based on the daily closing prices as quoted on the Stock Exchange over the 1 month period from 29 March 2005 up to and including the HGCH Last Trading Day;

*	a premium of approximately 43.09% over the average closing price of approximately HK$0.454 per HGCH Share based on the daily closing prices as quoted on the Stock Exchange over the 12 month period from 26 April 2004 up to and including the HGCH Last Trading Day; and

*	a premium of approximately 1797.81% over the audited consolidated net asset value per HGCH Share of approximately HK$0.034 as at 31 December 2004.

On the basis of the consideration of HK$0.65 per Scheme Share under the Cash Alternative, the Proposal values the entire Scheme Shares at (a) approximately HK$2,130,106,659 assuming none of the Outstanding HGCH Share Options has been exercised prior to the Record Date and all Scheme Shareholders elect for the Cash Alternative under the Proposal; or (b) approximately HK$2,203,491,659 assuming all of the Outstanding HGCH Share Options have been exercised prior to the Record Date and all Scheme Shareholders elect for the Cash Alternative under the Proposal. The Cancellation Consideration payable by HTIL in cash under the Scheme and funds for repayment of any indebtedness incurred pursuant to the HWL Vendor Share Arrangement will be financed from external financing facilities.

Whether the election of the Cancellation Consideration is in a form of the Share Alternative or the Cash Alternative, the implementation of the Proposal is not expected to have a material financial impact on HTIL. ABN AMRO, the financial adviser to HTIL, is satisfied that sufficient financial resources are available to HTIL for the implementation of the Proposal.

The value of HK$0.7048 per Scheme Share under the Share Alternative of the Cancellation Consideration represents:

*	a premium of approximately 48.38% over the closing price of HK$0.475 per HGCH Share as quoted on the Stock Exchange on the HGCH Last Trading Day;

*	a premium of approximately 56.81% over the average closing price of approximately HK$0.449 per HGCH Share based on the daily closing prices as quoted on the Stock Exchange over the 1 month period from 29 March 2005 up to and including the HGCH Last Trading Day;

*	a premium of approximately 55.16% over the average closing price of approximately HK$0.454 per HGCH Share based on the daily closing prices as quoted on the Stock Exchange over the 12 month period from 26 April 2004 up to and including the HGCH Last Trading Day; and

*	a premium of approximately 1957.81% over the audited consolidated net asset value per HGCH Share of approximately HK$0.034 as at 31 December 2004.

INFORMATION ON THE HGCH GROUP

HGCH is a company incorporated in Bermuda with limited liability and the HGCH Shares have been listed on the Main Board of the Stock Exchange since 18 April 1995. The HGCH Group is one of the leading providers of fixed telecommunications and IT solutions services in Hong Kong. HGCH is an integrated telecommunications and information technology company offering a wide range of innovative and advanced telecommunications, information technology and systems integration services. Services offered by HGCH include local voice, IDD, broadband Internet, data centre facilities, IT solutions and various data services to business and residential customers. HGCH provides fixed line telecommunications services in Hong Kong under the brands and Hutchison Global Communications, and has an extensive fibre-optic building-to-building network capable of providing voice and telecommunications services, with a coverage of over 1.2 million households as of 31 December 2004. HGCH has installed direct access connections to over 5,000 buildings and has installed in-building wiring facilities in over 1,400 buildings.

A summary of the audited consolidated results of the HGCH Group for each of the two years ended 31 December 2004 is set out below:

	For the year ended 31 December
	2004	2003
	HK$ million
Turnover	2,721	1,601
Operating profit	197	167
Profit before tax	102	53
Profit after tax but before minority interests	98	53
Profit attributable to shareholders	97	53

As at 31 December 2004, the audited consolidated net assets of the HGCH Group were approximately HK$237 million, or approximately HK$0.034 per HGCH Share (based on 6,903,975,961 HGCH Shares in issue as at the Announcement Date).

INFORMATION ON THE HTIL GROUP

HTIL is a company incorporated in the Cayman Islands with limited liability. The HTIL Shares have been listed on the Main Board of the Stock Exchange since 15 October 2004 and the HTIL ADSs have been listed on the New York Stock Exchange, Inc. since 14 October 2004. The HTIL Group is a leading international provider of mobile and, through HGCH, fixed line telecommunications services, currently serving eight countries and territories: Hong Kong, Macau, India, Israel, Thailand, Sri Lanka, Paraguay and Ghana, with services intended to commence in Vietnam in late 2005. Additionally, in March 2005, HTIL announced that it had reached agreement subject to satisfaction of certain conditions precedent to acquire 60% of a holder of a nationwide licence to provide mobile services in Indonesia. HTIL offers a wide variety of telecommunications services ranging from basic voice and data to multimedia services using state-of-the-art mobile technology. In Hong Kong, through HGCH, HTIL also operates a leading edge fixed line fibre-optic network.

A summary of the audited consolidated results of the HTIL Group for each of the two years ended 31 December 2004 (as if the HTIL Group had been in existence throughout these two years) is set out below:

	For the year ended 31 December
	2004	2003
	HK$ million
Turnover	14,960	10,104
Operating profit	1,859	869
Profit/(loss) before tax	805	(101)
Profit after tax but before minority interests	316	72
Profit/(loss) attributable to shareholders	72	(214)

As at 31 December 2004, the audited consolidated net assets of the HTIL Group were approximately HK$14,287 million, or approximately HK$3.18 per HTIL Share (based on 4,500 million HTIL Shares in issue as at the Announcement Date).

SHAREHOLDING STRUCTURES OF HGCH AND HTIL

The table below sets out the shareholding structure of HGCH as at the Announcement Date and immediately following implementation of the Proposal:

HGCH Shareholders	As at the Announcement Date		Immediately following implementation of the Proposal
	Number of HGCH Shares	%	Number of HGCH Shares	%
HTIL	3,626,888,793	52.53	3,626,888,793	100
HGCH Shareholders who are not HGCH
Independent Shareholders (Note)	571,355,835	8.28	—	—
HGCH Independent Shareholders	2,705,731,333	39.19	—	—

Total	6,903,975,961	100.00	3,626,888,793	100

Note:	Such HGCH Shareholders are or are presumed to be parties acting in concert with HTIL and they will not vote at the Court Meeting.

The table below sets out the shareholding structure of HTIL as at the Announcement Date and immediately following implementation of the Proposal assuming the HWL Vendor Share Arrangement is not utilised, none of the Outstanding HGCH Share Options has been exercised prior to the Record Date and all Scheme Shareholders elect for the Share Alternative under the Proposal:

HTIL Shareholders	As at the Announcement Date		Immediately following implementation of the Proposal
	Number of HTIL Shares	%	Number of HTIL Shares	%
HTIL controlling shareholder (Note 1)	3,157,033,347	70.16	3,157,033,347	65.61
Others (Note 2)	1,342,966,653	29.84	1,655,070,193	34.39

Total	4,500,000,000	100.00	4,812,103,540	100.00

Notes:	(1)	The ultimate controlling shareholder of HTIL is HWL.
	(2)	Pursuant to the exercise of the HWL’s Option, more particularly described in the HTIL Prospectus and the HWL Connected Transaction Announcements, DoCoMo acquired an aggregate of 187,966,653 HTIL Shares, representing approximately 4.2% of HTIL’s issued share capital. Pursuant to the terms of the DoCoMo’s Option, under certain circumstances, DoCoMo may require HWL to purchase or procure the purchase of all the HTIL Shares acquired pursuant to the exercise of the HWL’s Option.

The table below sets out the shareholding structure of HTIL as at the Announcement Date and immediately following implementation of the Proposal assuming the HWL Vendor Share Arrangement is not utilised, all of the outstanding Options have been exercised prior to the Record Date and all Scheme Shareholders elect for the Share Alternative under the Proposal:

HTIL Shareholders	As at the Announcement Date		Immediately following implementation of the Proposal
	Number of HTIL Shares	%	Number of HTIL Shares	%
HTIL controlling shareholder (Note 1)	3,157,033,347	70.16	3,157,033,347	65.46
Others (Note 2)	1,342,966,653	29.84	1,665,822,574	34.54

Total	4,500,000,000	100.00	4,822,855,921	100.00

Notes:	(1)	The ultimate beneficial owner of the controlling shareholder of HTIL is HWL.
	(2)	Pursuant to the exercise of the HWL’s Option, more particularly described in the HTIL Prospectus and the HWL Connected Transaction Announcements, DoCoMo acquired an aggregate of 187,966,653 HTIL Shares, representing approximately 4.2% of HTIL’s issued share capital. Pursuant to the terms of the DoCoMo’s Option, under certain circumstances, DoCoMo may require HWL to purchase or procure the purchase of all the HTIL Shares acquired pursuant to the exercise of the HWL’s Option.

Following the effective date of the Scheme and the withdrawal of the listing of HGCH Shares on the Stock Exchange, HGCH will become a wholly owned subsidiary of HTIL.

As at the Announcement Date, save and except for the Outstanding HGCH Share Options and the HTI(C) Convertible Bond, there were no outstanding warrants, derivatives or convertible securities issued by HGCH. HTI(C) has unconditionally and irrevocably agreed to waive any entitlements it may have under the HTI(C) Convertible Bond in respect of the Proposal.

REASONS FOR AND BENEFITS OF THE PROPOSAL

Prior to the trading suspension on 26 April 2005, the average closing share price of the HGCH Shares was HK$0.454 over the 12 month period from 26 April 2004 up to and including the HGCH Last Trading Day. The average closing share price of HGCH over the 1 month period from 29 March 2005 up to and including the HGCH Last Trading Day was HK$0.449. The HTIL Board and the HGCH Board are of the view that the level of coverage from market research professionals has historically been minimal, compared to HTIL, which has contributed to a low level of investor awareness of HGCH’s operating merits. Furthermore, the liquidity in the HGCH Shares traded on the Stock Exchange has been relatively low compared to HTIL. For the 3 month period from 24 January 2005 up to the day prior to the HGCH Last Trading Day, or 22 April 2005, the average daily trading value (being the daily closing share price multiplied by the daily trading volume) for HGCH Shares was only approximately HK$5.55 million. In addition, it should be noted that the average daily trading value of HGCH Shares for the 1 month period from 23 March 2005 up to the day prior to the HGCH Last Trading Day, or 22 April 2005, has fallen to approximately HK$3.45 million. Comparatively, and over the same 3 month and 1 month periods, the average daily trading value of HTIL Shares was approximately HK$34.99 million and HK$20.02 million, respectively.

In view of the above, the HTIL Board and the HGCH Board believe that the ability of HGCH to take advantage of being a listed company to raise funds from the equity markets is limited and consider that the costs associated with the maintenance of HGCH’s listing on the Stock Exchange and its publicly listed status are no longer warranted.

Notwithstanding, HTIL and HGCH retain a long-standing commitment to and confidence in the businesses of HGCH and plan to continue to invest to develop HGCH’s businesses. Furthermore, and particularly in light of HTIL’s public listing subsequent to HGCH’s effective listing in March 2004, the Proposal will simplify the group structure of HTIL and HGCH, as well as will offer greater operational flexibility and increased financing flexibility. In addition, it will simplify and hence improve the transparency of HTIL’s group structure and ultimately achieve greater efficiency on a long-term strategic as well as day-to-day operating basis, and hence enhance their competitiveness in the market place.

In light of all of the above, HTIL has requested the HGCH Directors to put forward the Proposal, on terms which the HTIL Board considers full and fair, to the Scheme Shareholders for consideration. Value of the Cancellation Consideration under the Cash Alternative and the Share Alternative represents a premium of approximately 36.84% and 48.38% respectively over the closing price of the HGCH Shares on the HGCH Last Trading Day as well as a premium of approximately 43.09% and 55.16% respectively over the average closing price of the HGCH Shares over the last 12 months. The HTIL Board and the HGCH Board believe that the Proposal represents a good opportunity for all Scheme Shareholders to realise their investments in HGCH at a price significantly above the levels the HGCH Shares have traded in any material volume for a number of months and in excess of any price that they might obtain under current market conditions if the Proposal does not take place and, if they elect the Share Alternative, to exchange for shares of a more substantial and diversified company with more liquidity.

CONDITIONS OF THE PROPOSAL

The Proposal will become effective and binding on HGCH and all Scheme Shareholders subject to the fulfilment or waiver, as applicable, of the following conditions:

(a)	the approval (by way of a poll) of the Scheme by a majority in number of the HGCH Independent Shareholders present and voting either in person or by proxy at the Court Meeting representing not less than three-fourths in value of the HGCH Shares that are voted either in person or by proxy by the HGCH Independent Shareholders at the Court Meeting, provided that the Scheme is not disapproved by the HGCH Independent Shareholders at the Court Meeting holding more than 10% in value of all the HGCH Shares held by the HGCH Independent Shareholders;

(b)	the passing of a special resolution (by way of a poll) to approve and giveeffect to the Scheme (including the cancellation of the Scheme Shares and the reduction of the issued share capital of HGCH) by a majority of at least three-fourths of the votes cast by the HGCH Shareholders present and voting, in person or by proxy, at a special general meeting of HGCH;

(c)	the sanction of the Scheme (with or without modifications) by the Supreme Court of Bermuda and delivery to the Registrar of Companies in Bermuda of a copy of the order of the Supreme Court of Bermuda for registration;

(d)	the necessary compliance with the procedural requirements of Section 46(2) of the Companies Act in relation to the reduction of the issued share capital of HGCH;

(e)	the granting by the Stock Exchange of the listing of, and permission to deal in, the HTIL Shares which fall to be issued pursuant to the Proposal;

(f)	the Authorisations having been obtained or made from, with or by (as the case may be) the Relevant Authorities, in Bermuda, Hong Kong and/or any other relevant jurisdictions;

(g)	all Authorisations remaining in full force and effect without variation, and all necessary statutory or regulatory obligations in all relevant jurisdictions having been complied with and no requirement having been imposed by any Relevant Authorities which is not expressly provided for, or is in addition to requirements expressly provided for, in relevant laws, rules, regulations or codes in connection with the Proposal or any matters, documents (including circulars) or things relating thereto, in each aforesaid case up to and at the time when the Scheme becomes effective;

(h)	all necessary consents which may be required under any existing contractual obligations of HGCH being obtained; and

(i)	if required, the obtaining by HTIL of such other necessary consent, approval, authorisation, permission, waiver or exemption which may be required from any Relevant Authorities or other third parties which are necessary or desirable for the performance of the Scheme under the applicable laws and regulations.

HTIL reserves the right to waive conditions (f), (g), (h) and/or (i), either in whole or in respect of any particular matter. All of the above conditions will have to be fulfilled or waived, as applicable, on or before 31 October 2005 (or such later dateas HTIL and HGCH may agree or as the Supreme Court of Bermuda may direct), otherwise the Scheme will lapse.

HTIL has indicated that if the Proposal is approved at the Court Meeting, it will procure the voting of its beneficial interests in HGCH in favour of the special resolution to be proposed at the special general meeting of HGCH to be convened following the Court Meeting to approve and give effect to the Proposal (including the cancellation of the Scheme Shares and the reduction of the issued share capital of HGCH).

Warning:

Shareholders and/or potential investors in HGCH and HTIL should be aware that the making of the Proposal and the implementation of the Proposal are subject to the conditions set out above being fulfilled or waived, as applicable, and thus the Proposal may or may not become effective. They are advised to exercise caution when dealing in the HGCH Shares and the HTIL securities.

WITHDRAWAL OF LISTING OF THE HGCH SHARES

Upon the Scheme becoming effective, all Scheme Shares will be cancelled. Share certificates for the HGCH Shares held by the Scheme Shareholders will thereafter cease to have effect as documents or evidence of title. HGCH will apply to the Stock Exchange for the withdrawal of the listing of the HGCH Shares on the Stock Exchange immediately following the effective date of the Scheme. The Scheme Shareholders will be notified by way of a press announcement of the exact dates on which the Scheme and the withdrawal of the listing of the HGCH Shares on the Stock Exchange will become effective. The Scheme will lapse if it does not become effective on or before 31 October 2005 (or such later date as HTIL and HGCH may agree or as the Supreme Court of Bermuda may direct), and the Scheme Shareholders will be notified by way of a press announcement accordingly. A detailed timetable of the Proposal will be included in the Scheme Document, which will also contain, among other things, further details of the Proposal and the Scheme.

The listing of the HGCH Shares will not be withdrawn if the Scheme is not approved or lapses.

OVERSEAS HGCH SHAREHOLDERS

The making of the Proposal to and acceptance of the Proposal by persons not resident in Hong Kong may be subject to the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable legal or regulatory requirements. It is the responsibility of any overseas HGCH Shareholders wishing to accept the Proposal to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction.

GENERAL

As at the Announcement Date, HTIL and its subsidiaries were collectively interested in 3,626,888,793 HGCH Shares, representing approximately 52.53% of the entire issued share capital of HGCH or 6,960,222,126 HGCH Shares representing approximately 67.99% of the entire issued share capital of HGCH as enlarged by the full conversion of the HTI(C) Convertible Bond. Such HGCH Shares will not be voted at the Court Meeting. The aggregate shareholding percentages of the HTIL Group and parties acting in concert with them in HGCHand their dealings for value in the HGCH Shares (if any) during the six month period up to and including the Announcement Date will be disclosed in the Scheme Document.

In the event the DoCoMo’s Option is exercised pursuant to its terms such that HWL is required to acquire all the 187,966,653 HTIL Shares beneficially held by DoCoMo during the offer period of the Proposal, HWL has informed HTIL that HWL will issue a press announcement disclosing the same and will, if necessary, apply for a waiver from the strict compliance with the restriction under Rule 21.3 of the Takeovers Code as a result of HWL having to discharge any pre-existing obligation to make such acquisition.

Mr. Fok Kin-ning, Canning, the Chairman and a Non-Executive Director of HTIL and the Chairman and an Executive Director of HGCH, and therefore a person presumed to be a party acting in concert with HTIL, is beneficially interested in 10,000,000 HGCH Shares, representing about 0.14% of HGCH’s current issued share capital. Mr. Fok has unconditionally and irrevocably agreed that he will procure a donation to an independent charitable organisation of either the Cancellation Consideration to be derived from such HGCH Shares if the Proposal becomes effective or the beneficial interest in such HGCH Shares should the Proposal fail or lapse. Accordingly, Mr. Fok will make no financial gain out of the implementation of the Proposal. An application has been made to the Executive for a waiver from the strict compliance with the requirements under Rule 2.4 of the Takeovers Code. Mr. Fok will however be required to abstain from voting at the Court Meeting on the resolution for approving the Scheme. In view of the interests of HTIL in the Proposal, parties acting in concert with HTIL will also abstain from voting on the Scheme at the Court Meeting. Save and except for the above, none of the other common directors for both HTIL and HGCH holds any HGCH Shares as at the Announcement Date.

The HTIL Board believes that HTIL will continue to maintain its public float required under the Listing Rules following implementation of the Proposal, whether or not the DoCoMo’s Option is exercised prior thereto.

HTIL has appointed ABN AMRO as its financial adviser in connection with the Proposal. ABN AMRO is satisfied that sufficient financial resources are available to HTIL for the implementation of the Proposal.

The HGCH Independent Board Committee will be formed to advise the HGCH Independent Shareholders in connection with the Proposal.

The Scheme Document containing, among other things, further details about the Proposal and the Scheme, the expected timetable, the explanatory statement required under the Companies Act, information regarding the HGCH Group and the HTIL Group, the recommendation of the HGCH Independent Board Committee with respect to the Proposal, a letter of advice from the independent financial adviser to the HGCH Independent Board Committee, a notice of the Court Meeting and a notice of a special general meeting of HGCH will be despatched to the HGCH Shareholders (subject to regulatory restrictions that may limit distribution in jurisdictions other than Hong Kong) as soon as practicable and in compliance with the requirements of the Takeovers Code.

POSSIBLE DISCLOSEABLE TRANSACTION AND CONNECTED TRANSACTION FOR HTIL

The Proposal, if made, constitutes a possible discloseable transaction for HTIL, which is subject to the reporting, announcement and circular requirements of the Listing Rules. A circular providing further details of the Proposal will be despatched to the HTIL Shareholders in accordance with the relevant requirements of the Listing Rules.

Following the Scheme becoming effective and to the extent that there are any Connected Scheme Shareholders, satisfaction of the Cancellation Consideration by HTIL in favour of such Connected Scheme Shareholders will constitute a connected transaction for HTIL under the Listing Rules. To the extent any such Connected Scheme Shareholder shall elect the Share Alternative as the form of Cancellation Consideration in respect of its holding of the Scheme Shares, HTIL will pursuant to the HWL Vendor Share Arrangement procure the HWL Vendor to transfer such number of its holding of HTIL Shares in issue as to satisfy the election and will in return assume an indebtedness owing to the HWL Vendor in the amount of the value of the Share Alternative satisfied on HTIL’s behalf. The purpose of making available the HWL Vendor Share Arrangement is to enable satisfaction of the Share Alternative elected by any Connected Scheme Shareholder without involving an issue of new HTIL Shares to any connected person of HWL or HTIL. The provision of any such financial assistance from the HWL Vendor will be on an unsecured basis and on normal commercial terms. HTIL shall comply with any disclosure and other requirements applicable under the Listing Rules in relation to any such connected transaction.

The HTIL Board, including the HTIL Independent Non-Executive Directors (as setout in the section entitled “HTIL Directors and HGCH Directors” below) consider the satisfaction of any Share Alternative elected as the form of the Cancellation Consideration in respect of the holding of any Connected Scheme Shareholders pursuant to the Proposal by utilising the HWL Vendor Share Arrangement to be in the interests of HTIL and its shareholders, and that the HWL Vendor Share Arrangement is on normal commercial terms and fair and reasonable insofar as HTIL and its shareholders are concerned.

SUSPENSION AND RESUMPTION OF TRADING IN THE HGCH SHARES AND HTIL SHARES AND ADSs

At the request of HGCH, trading in the HGCH Shares on the Stock Exchange was suspended from 9:30 a.m. on 26 April 2005 pending the issue of this announcement.

At the request of HTIL, trading in the HTIL Shares on the Stock Exchange was suspended from 9:30 a.m. on 3 May 2005 (Hong Kong time) and trading in the HTIL ADSs on New York Stock Exchange, Inc. was suspended from 9:30 a.m. on 3 May 2005 (New York time) pending the issue of this announcement.

Application has been made by HGCH and HTIL to the Stock Exchange for resumption of trading in the HGCH Shares and the HTIL Shares with effect from 9:30 a.m. on 4 May 2005 (Hong Kong time). Trading in the HTIL ADSs is expected to resume with effect from 9:30 a.m. on 4 May 2005 (New York time).

HTIL DIRECTORS AND HGCH DIRECTORS

As at the Announcement Date, the HTIL Directors are: Mr. Dennis Pok Man LUI, Mr. Tim PENNINGTON, Mr. CHAN Ting Yu and Mr. WOO Chiu Man, Cliff (HTIL Executive Directors); Mr. FOK Kin-ning, Canning (Chairman), Mrs. CHOW WOO Mo Fong, Susan and Mr. Frank John SIXT (HTIL Non-Executive Directors); and Mr. KWAN Kai Cheong, Mr. John W. STANTON and Mr. Kevin WESTLEY (HTIL Independent Non-Executive Directors).

As at the Announcement Date, the HGCH Directors are: Mr. FOK Kin-ning, Canning (Chairman), Mr. LAI Kai Ming, Dominic (Deputy Chairman), Mrs. CHOW WOO Mo Fong, Susan, Mr. Frank John SIXT, Mr. Dennis Pok Man LUI, Mr. WONG King Fai, Peter, Mr. KAN Ka Wing, Frankie, Ms. CHAN Wen Mee, May and Mr. LAM Hon Nam (HGCH Executive Directors);

Mr. Tuan LAM and Mr. YANG Paul Chunyao (alternate to Mr. Tuan Lam) (HGCH Non-Executive Directors); Mr. CHENG Ming Fun, Paul, Mr. CHEONG Ying Chew, Henry and Dr. LAM Lee G. (HGCH Independent Non-Executive Directors).

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

“ABN AMRO”	ABN AMRO Asia Corporate Finance Limited, the financial adviser to HTIL in connection with the Proposal and a licensed corporation under the SFO

“acting in concert”	has the meaning ascribed to it under the Takeovers Code

“ADS(s)”	American depositary share(s) issued by Citibank N.A., each representing ownership of 15 HTIL Shares

“Announcement Date”	3 May 2005, being the date of this announcement

“associate(s)”	has the meaning ascribed to it under the Takeovers Code

“Authorisations”	all necessary authorisations, registrations, filings, rulings, consents, permissions and approvals in connection with the Proposal

“Cancellation Consideration”	the Share Alternative or the Cash Alternative

“Cash Alternative”	the cash alternative under the Proposal, being HK$0.65 in cash for each Scheme Share

“Companies Act”	the Companies Act 1981 of Bermuda

“connected person”	has the meaning ascribed to it under the Listing Rules

“Connected Scheme Shareholders”	any Scheme Shareholder who is a connected person of HWL or of HTIL

“controlling shareholder”	has the meaning ascribed to it under the Listing Rules

“Court Meeting”	a meeting of the HGCH Independent Shareholders to be convened at the direction of the Supreme Court of Bermuda at which the Scheme will be voted upon, or any adjournment thereof

“DoCoMo”	NTT DoCoMo, Inc., a company incorporated in Japan

“DoCoMo’s Option”	the option granted to DoCoMo on 27 May 2004 to require HWL to purchase or procure the purchase of all the HTIL Shares acquired by DoCoMo pursuant to the exercise of the HWL’s Option subject to and in accordance with its terms and conditions

“Executive”	the Executive Director of the Corporate Finance Division of the Securities and Futures Commission or any delegate for the time being of the Executive Director

“HGCH”	Hutchison Global Communications Holdings Limited, a company incorporated in Bermuda, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 757)

“HGCH Board”	the board of HGCH Directors

“HGCH Director(s)”	director(s) of HGCH

“HGCH Group”	HGCH and its subsidiaries

“HGCH Independent Board Committee”	an independent committee of the board of directors of HGCH to be established to advise the HGCH Independent Shareholders in relation to the Proposal

“HGCH Independent Shareholders”	HGCH Shareholders other than the HTIL Group, its associates and parties acting in concert with any of them

“HGCH Last Trading Day”	25 April 2005, being the last trading day prior to the suspension of trading in the HGCH Shares on the Stock Exchange pending the release of this announcement

“HGCH Share Option Scheme”	the share option scheme adopted by HGCH on 2 April 2002

“HGCH Share(s)”	ordinary share(s) in the share capital of HGCH with a nominal value of HK$0.10 each, trading in board lots of 2,000 HGCH Shares on the Main Board of the Stock Exchange

“HGCH Shareholder(s)”	holder(s) of HGCH Shares

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“HTI(C)”	Hutchison Telecommunications International (Cayman) Holdings Limited, a company incorporated in the Cayman Islands, and a wholly owned subsidiary of HTIL

“HTI(C) Convertible Bond”	the convertible note in the principal amount of HK$3,200,000,000 issued by HGCH and convertible into HGCH Shares at an initial conversion price of HK$0.96 per HGCH Share and held by HTI(C)

“HTIL”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 2332) and ADSs are listed on New York Stock Exchange, Inc. (Stock Code: HTX)

“HTIL Board”	the board of HTIL Directors

“HTIL Director(s)”	director(s) of HTIL

“HTIL Group”	HTIL and its subsidiaries

“HTIL Prospectus”	prospectus issued by HTIL dated 30 September 2004 for the global offering of the HTIL Shares

“HTIL Share(s)”	ordinary share(s) in the share capital of HTIL with a nominal value of HK$0.25 each, trading in board lots of 1,000 HTIL Shares on the Main Board of the Stock Exchange

“HTIL Shareholder(s)”	holder(s) of HTIL Shares

“HWL”	Hutchison Whampoa Limited, a company incorporated in Hong Kong, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 13) and a holder, through the HWL Vendor, of approximately 70.16% of HTIL Shares in issue as at the Announcement Date

“HWL Connected Transaction Announcements”	the announcement made by HWL on 27 May 2004 and the joint announcement made by HWL and HTIL on 4 October 2004 disclosing, among other things, the creation and exercise of the HWL’s Option and the creation and terms of the DoCoMo’s Option

“HWL Vendor”	such wholly owned subsidiary of HWL as is the direct holder of approximately 70.16% of HTIL Shares in issue as at the Announcement Date

“HWL Vendor Share Arrangement”	the arrangement whereby HTIL will procure the HWL Vendor to transfer HTIL Shares to any Connected Scheme Shareholders who elect the Share Alternative as the form of the Cancellation Consideration as described in the section entitled “Possible Discloseable Transaction and Connected Transaction for HTIL” above

“HWL’s Option”	the option granted to HWL on 27 May 2004 to apply all or some of the instalments of the purchase price of £120,000,000 for the entire issued share capital of the company controlled by DoCoMo for owning 20% of the issued share capital of Hutchison 3G UK Holdings Limited

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Option”	an option to subscribe for HGCH Shares pursuant to the HGCH Share Option Scheme

“Outstanding HGCH Share Options”	112,900,000 Options granted pursuant to the HGCH Share Option Scheme and outstanding as at the Announcement Date

“PRC”	the People’s Republic of China

“Proposal”	the proposal for privatisation of HGCH by HTIL by way of the Scheme

“Record Date”	record date for determining entitlements under the Scheme

“Relevant Authorities”	appropriate governments and/or governmental bodies, regulatory bodies, courts or institutions

“Scheme”	a scheme of arrangement under Section 99 of the Companies Act involving the cancellation of all the Scheme Shares

“Scheme Document”	the document to be despatched to the HGCH Shareholders containing details of the Scheme

“Scheme Share(s)”	HGCH Share(s) held by the Scheme Shareholders

“Scheme Shareholder(s)”	HGCH Shareholder(s) whose name(s) appear on HGCH’s register of shareholders on the Record Date other than the HTIL Group

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share Alternative”	the share alternative under the Proposal, being 2 HTIL Shares for every 21 HGCH Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	has the meaning ascribed to it under the Listing Rules

“Takeovers Code”	the Code on Takeovers and Mergers

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“£”	the lawful currency of Great Britain for the time being

“%”	per cent.

By Order of the Board	By Order of the Board
Hutchison Telecommunications International Limited	Hutchison Global Communications Holdings Limited
Edith Shih	Edith Shih
Company Secretary	Company Secretary

Hong Kong, 3 May 2005

The HTIL Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The HGCH Directors jointly and severally accept full responsibility for the accuracy of the information (other than that relating to HTIL) contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

*	For identification purposes only

Exhibit 1.3

FOR IMMEDIATE RELEASE

Hutchison Telecom NYSE Trading Halt

HONG KONG, 3 May 2005 - Hutchison Telecommunications International Limited (“HTIL” or the “Company”; SEHK: 2332, NYSE: HTX) today announces that in connection with a proposed transaction with Hutchison Global Communications Holdings Limited (“HGCH”), which was the subject of a press release by HTIL earlier this evening, HTIL has requested that the New York Stock Exchange halt trading of HTIL’s American Depositary Shares pending the release of further material information regarding the HGCH transaction. HTIL expects to release that information no later than early morning, 4 May 2005, Hong Kong time (early evening, 3 May 2005, New York time).

- End –

For further information, please contact:

Citigate Dewe Rogerson

Bruce Shu	Jasmine Yap
Tel: 2533 4607	Tel: 2533 4641
Mobile: 9132 2906	Mobile: 9325 3363
Email: bruce.shu@citigatedr-hk.com	Email: jasmine.yap@citigatedr-hk.com

Note to Editors:

Hutchison Telecommunications International Limited (“Hutchison Telecom”) is a leading global provider of telecommunications services. The Company’s business is currently in nine markets around the world.

Hutchison Telecom currently operates mobile and fixed telecom services in Hong Kong and mobile services in Macau, India, Israel, Thailand, Paraguay, Sri Lanka and Ghana. It expects to launch mobile services in Vietnam later this year. Hutchison Telecom was the first provider of 3G mobile services in Hong Kong, where it also provides broadband fixed-line services. Hutchison Telecom operates common brands across its business including “Hutch”, “3” and “Orange.” Hutchison Telecom is a listed company whose American depositary shares are quoted on the New York Stock Exchange under the symbol “HTX” and shares are listed on the Hong Kong Stock Exchange under the stock code “2332”.

A subsidiary of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is dedicated to providing superior telecommunications services in markets with high growth potential. For more information, please visit www.htil.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.